UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

AFFIMED N.V.

Annual General Meeting Results

On June 21, 2023, Affimed N.V. (“Affimed” or the “Company”) held its Annual General Meeting of Shareholders (the “2023 AGM”). The final results of each of the agenda items submitted to a vote of the shareholders are below.

On June 22, 2023, Affimed issued a press release announcing the appointment of Dr. Constanze Ulmer-Eilfort to its Supervisory Board. Dr. Ulmer-Eilfort’s appointment was approved during the 2023 AGM.

Agenda item 3: Adoption of the Statutory Annual Accounts for the financial year 2022

Affimed shareholders approved the adoption of the statutory annual accounts for the financial year 2022.

For	Against	Abstain	Broker Non-Votes
78,400,737	1,618,952	1,008,638	0

Agenda item 4: Advisory vote (non-binding) on Executive Compensation

Affimed shareholders approved a non-binding advisory vote on executive compensation.

For	Against	Abstain	Broker Non-Votes
39,489,285	39,413,705	2,125,337	0

Agenda item 5: Discharge of the managing directors for their management during the financial year 2022

Affimed shareholders approved the discharge of the managing directors for their management during the financial year 2022.

For	Against	Abstain	Broker Non-Votes
73,382,128	5,333,836	2,312,363	0

Agenda item 6: Discharge of the supervisory directors for their supervision during the financial year 2022

Affimed shareholders approved the discharge of the supervisory directors for their supervision during the financial year 2022.

For	Against	Abstain	Broker Non-Votes
73,292,444	5,391,623	2,344,260	0

Agenda item 7: Amendment of the Remuneration Policy for the Supervisory Board

Affimed shareholders did not approve the amendment of the Remuneration Policy for the Supervisory Board.

For	Against	Abstain	Broker Non-Votes
28,271,194	35,581,087	17,176,046	0

Agenda item 8(a): Reappointment of Dr. Adi Hoess as a managing director

Affimed shareholders approved the reappointment of Dr. Adi Hoess as a managing director.

For	Against	Abstain	Broker Non-Votes
75,049,872	5,284,018	694,437	0

Agenda item 8(b): Reappointment of Dr. Wolfgang Fischer as a managing director

Affimed shareholders approved the reappointment of Dr. Wolfgang Fischer as a managing director.

For	Against	Abstain	Broker Non-Votes
75,316,067	3,729,465	1,982,795	0

Agenda item 8(c): Reappointment of Mr. Angus Smith as a managing director

Affimed shareholders approved the reappointment of Mr. Angus Smith as a managing director.

For	Against	Abstain	Broker Non-Votes
75,128,821	3,875,553	2,023,953	0

Agenda item 8(d): Reappointment of Dr. Arndt Schottelius as a managing director

Affimed shareholders approved the reappointment of Dr. Arndt Schottelius as a managing director.

For	Against	Abstain	Broker Non-Votes
75,603,146	3,460,061	1,965,120	0

Agenda item 8(e): Reappointment of Dr. Andreas Harstrick as a managing director

Affimed shareholders approved the reappointment of Dr. Andreas Harstrick as a managing director.

For	Against	Abstain	Broker Non-Votes
75,501,377	3,471,750	2,055,200	0

Agenda item 9(a): Reappointment of Dr. Thomas Hecht as a supervisory director

Affimed shareholders approved the reappointment of Dr. Thomas Hecht as a supervisory director.

For	Against	Abstain	Broker Non-Votes
62,105,144	16,938,526	1,984,657	0

Agenda item 9(b): Reappointment of Mr. Harry Welten as a supervisory director

Affimed shareholders approved the reappointment of Mr. Harry Welten as a supervisory director.

For	Against	Abstain	Broker Non-Votes
74,454,744	5,724,167	849,416	0

Agenda item 9(c): Reappointment of Dr. Annalisa M. Jenkins as a supervisory director

Affimed shareholders approved the reappointment of Dr. Annalisa M. Jenkins as a supervisory director.

For	Against	Abstain	Broker Non-Votes
64,295,166	15,847,369	885,792	0

Agenda item 9(d): Appointment of Dr. Constanze Ulmer-Eilfort as a supervisory director

Affimed shareholders approved the appointment of Dr. Constanze Ulmer-Eilfort as a supervisory director.

For	Against	Abstain	Broker Non-Votes
75,228,192	4,912,906	887,229	0

Agenda item 10: Reverse stock split and amendment of the articles of association

Affimed shareholders approved the reverse stock split and amendment of the articles of association.

For	Against	Abstain	Broker Non-Votes
73,678,223	7,245,006	105,098	0

Agenda item 11: Authorization to acquire shares

Affimed shareholders approved the authorization to acquire shares.

For	Against	Abstain	Broker Non-Votes
79,031,773	1,737,383	259,171	0

Agenda item 12: Appointment of the auditor for the financial year 2023

Affimed shareholders approved the appointment of the auditor for the financial year 2023.

For	Against	Abstain	Broker Non-Votes
78,322,063	951,287	1,754,977	0

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2023	AFFIMED N.V. INC.

	By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

	By:	/s/ Angus Smith
	Name:	Angus Smith
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release dated June 22, 2023.

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